Exhibit 99.1

Massachusetts Department of Transportation Selects Draganfly for Drone Medical Delivery Demonstration and Reports Its Successful Completion

Boston, MA., March 18, 2025 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is excited to announce it was selected by Massachusetts Department of Transportation (MassDOT) Aeronautics Division for and, successfully completed a demonstration for the simulated delivery of medical supplies for use in support of home-based healthcare.

The medical delivery demonstrations took place between August and October 2024 and involved three selected companies, including Draganfly.

“This medical delivery demonstration underscores the value of drones for many operational needs,” said Transportation Secretary and CEO Monica Tibbits-Nutt, “Drones already have proven useful with operations, including MBTA track corridor inspections, MassDOT Highway bridge inspections, overhead project evaluations, and other needs. We continue to assess the use of drones for other purposes in the future.”

“This demonstration project underscores our commitment to exploring the use of drones to meet critical needs, such as the timely and cost-effective delivery of supplies and devices for healthcare and emergency management, across the Commonwealth,” said MassDOT Aeronautics Acting Administrator Denise Garcia.

“We are grateful to have been selected for this groundbreaking pilot project,” said Cameron Chell, President and CEO of Draganfly. “Our drone technology has the potential to revolutionize the delivery of medical supplies, providing timely and cost-effective solutions for home-based healthcare and emergency responses. This collaboration with MassDOT Aeronautics underscores our credibility and commitment to advancing public safety and healthcare through innovative drone solutions.”

Draganfly’s participation in the Drone Medical Delivery Pilot is a testament to its capabilities, reputation and dedication to providing drone solutions that define industry standards, empowering global organizations, to save time, money, and lives.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

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This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the project’s ability to revolutionize the delivery of medical supplies, providing timely and cost-effective solutions for home-based healthcare and emergency responses. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.